John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006

Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

July 30, 2018

Attorney Folake Ayoola

Special Counsel Office of Information Technologies and Services

Mail Stop 4561

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc.
Offering Statement on Form 1-A Filed March 23, 2018
File No. 024-10822

Dear Ms. Ayoola:

On behalf of Smart Decision, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 30, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Exhibit 4.1, Form of Subscription Agreement

1.	We note the statement on page 2 that you cannot assure the accuracy or completeness of the information contained in any offering materials. This statement appears to disclaim the issuer’s responsibility for information in the offering statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

The language has been removed from the subscription agreement.

Conclusion

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company is also aware that following qualification of our Form 1-A, Rule 257 of Regulation A requires it to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please let me know if you need anything further. Always call me on my private line – 727 656 5504.

Thank you,

John E. Lux